U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

CGI GROUP INC.

B.	This is:
☐ An original filing for the Filer.
☒ An amended filing for the Filer.
C.	Identify the filing in conjunction with which this form is being filed:
	Name of Registrant:	CGI Group Inc.
	Form type:	Form 40-F
	File number (if known):	1-14858
	Filed by:	CGI Group Inc.
	Date filed (if concurrently, so indicate):	September 16, 1998

D.           The Filer is incorporated under the laws of Québec, Canada and has its principal place of business at 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, Canada, H3A 2M8 and telephone number: (514) 841-3200.

E.            The Filer designates and appoints CGI-AMS Inc., 4050 Legato Road, Fairfax, VA 22033, telephone: (703) 267-8679, as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or any of its Territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on September 16, 1998 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission of Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the aforesaid shall be taken and held in all such courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.             Each person filing this form in connection with the use of Form 40-F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.           Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this form, as applicable, the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada, this 23rd day of December, 2005.

Filer:	CGI Group Inc.
By:	/s/ David G. Masse Name: David G. Masse Title: Assistant Corporate Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

CGI-AMS Inc., Agent
Date: December 23, 2005	By: /s/ David G. Masse
Name: David G. Masse
Title: Assistant Secretary